                       Filed by The Aristotle Corporation
              Pursuant to Rule 425 under the Securities Act of 1933
                   Subject Company: Nasco International, Inc.
                        Commission File Number: 000-14669

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about The Aristotle Corporation and Nasco International, Inc. While management of Aristotle and Nasco make their best efforts to be accurate in making such forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: (i) the ability of Safe Passage to secure contracts with the Federal Aviation Administration; (ii) the ability of Aristotle to complete the proposed merger with Nasco and thereby become one of the largest and strongest public companies in the fragmented education supply market with annual sales over $175 million; and (iii) Aristotle's expectation that current Aristotle stockholders will receive a preferred stock dividend upon the closing of the proposed merger as provided under the terms of the merger agreement.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, costs related to the merger, failure of Aristotle's stockholders to approve the merger, the risks that the expected benefits of the merger may not be realized, the risk Aristotle fails to manage its growth effectively, uncertainties relating to technologies, product development, manufacturing, market acceptance, cost and pricing of Aristotle products, competition, intellectual property of others, and patent protection and litigation. Aristotle does not intend to update any of the forward-looking statements after the date of this filing to conform these statements to actual results or to changes in its expectations, except as may be required by law. These risks and other additional factors affecting Aristotle's business are discussed in Aristotle's Form 10-K for the fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 28, 2001 and Aristotle's Amended Form 10-K/A for the fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on November 21, 2001.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ARISTOTLE ON FEBRUARY 5,
2002.

For Immediate Release                          News Release

Contacts:
Paul McDonald or John Crawford                John Ingoldsby
The Aristotle Corporation                     Ingoldsby Investor Relations, Inc.
Phone: 203- 867-4090                          Phone 508-359-2280
paul.mcdonald@snet.net                        Fax: 508-359-4529
john.j.crawford@snet.net                      iir@mediaone.net

                 The Aristotle Corporation Announces Increase In
                      Second Quarter Net Income and Revenue

New Haven, Connecticut, February 5, 2002--The Aristotle Corporation (NASDAQ:
ARTL) announced today that net income for the second quarter ending December 31, 2001, was $317,000 or $.16 per diluted share, compared with $122,000 or $.06 per diluted share during the same period in 2000. Earnings for the three months ending December 31, 2000, excluding the $121,000 impact of the amortization of goodwill, would have been $243,000, or $.13 per diluted share. Effective July 1, 2001, Aristotle adopted Statement of Financial Accounting Standard No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life but is instead subject to annual impairment testing. Net sales for the quarter ended December 31, 2001 were $2,498,000, a 26% increase over the $1,982,000 for the three months ended December 31, 2000.

For the six months ended December 31, 2001, net income was $606,000, or $.31 per diluted share, compared with $349,000, or $.18 per diluted share, for the same period last year. Excluding the impact of the amortization of goodwill, earnings for the six months in 2000 would have been $538,000 or $.28 per diluted share. Net sales for the six month period during 2001 increased 28% to $4,866,000 from $3,810,000 one year ago.

"We are pleased overall with the second quarter financial results, particularly with the increase in second quarter net income as the result of a very strong performance by our Simulaids subsidiary, which experienced sales growth of 35% in the quarter and continued strong operating margins," said Paul McDonald, Aristotle's Chief Financial Officer. "However, this increase was partially offset by a loss at our other subsidiary, Safe Passage International, where sales were below plan for this quarter, and which management attributes primarily to continued delays by the Federal Aviation Administration in awarding certain contracts in which Safe Passage expects to participate."

On November 28, 2001, Aristotle announced it had entered into a merger agreement pursuant to which Nasco International, Inc. (Nasco), a subsidiary of the privately-held Geneve Corporation, will merge with Aristotle. "Subject to review of our filings with the Securities and Exchange Commission, we expect to hold a stockholders meeting in May to vote on the merger proposal," said John J. Crawford, CEO of Aristotle. "If the merger is consummated, the combination of Nasco and Aristotle will result in a publicly-traded company that will have sales of over $175 million and be one of the largest and strongest in the currently fragmented field of supplying the needs of the K-12 school market."

Under the terms of the proposed merger, each Aristotle public shareholder will continue to own whatever shares of Aristotle common stock he or she owned prior to the merger, and will receive an identical number of shares of preferred stock that will have a stated value of $6.00 and pay dividends at an 11% annual rate. After the merger, Geneve, which currently owns 51% of Aristotle, will be the beneficial owner of approximately 90% of the combined companies.

About Aristotle:
----------------

The Aristotle Corporation, founded in 1986 and headquartered in New Haven, Conn., is a holding company currently consisting of two operating subsidiaries. Simulaids, Inc. (www.simulaids.com), based in Woodstock, N.Y., designs, manufactures and markets health and medical education teaching aids, such as manikins and simulation kits, used for training in CPR, emergency rescue and patient care by institutions such as fire departments and medical schools. Safe Passage International, Inc. (www.safe-passage.com), based in Rochester, N.Y., develops and distributes computer-based training products to government and industry clients. Aristotle has approximately 85 employees. Aristotle had total assets of $15.7 million and net worth of $13.2 million as of December 31, 2001. There are 1.9 million shares of common stock outstanding and approximately 4,000 shareholders.

                   -------------------------------------------

Safe Harbor Under Private Securities Litigation Reform Act of 1995
------------------------------------------------------------------

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following:
(i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate one or more additional acquisitions; (iii) the ability of Aristotle to retain and take advantage of its net operating tax loss carryforward position; (iv) Aristotle's ability to manage Simulaids, Safe Passage and any other acquired or to be acquired companies; and (v) general economic conditions. As a result, the Company's future development efforts involve a high degree of risk. For further information, please see the Company's filings with the Securities and Exchange Commission, including its Forms 10-K and 10-Q.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------
(unaudited)

                                                    Three Months                   Six Months
                                                 Ended December 31,             Ended December 31,
                                               2001            2000            2001            2000
                                           -----------     -----------     -----------     -----------
                                                 (In thousands*)                 (In thousands*)
Net revenue                                $     2,498     $     1,982     $     4,866     $     3,810
Cost of goods sold                               1,253             997           2,459           1,996
                                           -----------     -----------     -----------     -----------
Gross profit                                     1,245             985           2,407           1,814


Operating expenses                                 940             816           1,841           1,419
Goodwill amortization                               --             121              --             189
                                           -----------     -----------     -----------     -----------
Operating income                                   305              48             566             206
                                           -----------     -----------     -----------     -----------

Other income, net                                   19              60              54             130
                                           -----------     -----------     -----------     -----------
Income from operations before taxes
  and minority interest                            324             108             620             336

Income tax expense                                  (7)             (5)            (14)            (22)
                                           -----------     -----------     -----------     -----------
Income from operations before
  minority interest                                317             103             606             314

Minority interest                                   --              19              --              35
                                           -----------     -----------     -----------     -----------
Net income                                 $       317     $       122     $       606     $       349
                                           ===========     ===========     ===========     ===========

Net income per common share:

   Basic                                   $       .17     $       .06     $       .32     $       .19
                                           ===========     ===========     ===========     ===========
   Diluted                                         .16             .06     $       .31     $       .18
                                           ===========     ===========     ===========     ===========

Weighted average shares:
  Basic                                      1,896,837       1,886,922       1,894,231       1,886,851
  Diluted                                    1,928,682       1,920,789       1,926,077       1,914,507

----------------
*Except share and per share amounts



CONDENSED CONSOLIDATED BALANCE SHEETS
-------------------------------------

                                                                     December 31,  June 30,
                                                                         2001        2001
                                                                       -------     -------
                                                                         (In thousands)
ASSETS
------
Cash and cash equivalents                                              $ 4,390       4,149
Marketable securities                                                      794         795
Accounts receivable                                                        716         651
Inventories                                                                848         854
Other current assets                                                       154         121
Property, plant and equipment                                            1,544       1,547
Goodwill                                                                 6,768       6,768
Other assets                                                               529          23
                                                                       -------     -------
                                                                       $15,743     $14,908
                                                                       =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current maturities of long-term debt and other current liabilities     $ 1,864     $ 1,838
Long-term debt, less current maturities                                    659         702
Stockholders' equity                                                    13,220      12,368
                                                                       -------     -------
                                                                       $15,743     $14,908
                                                                       =======     =======

                                     * * * *


Investors and security holders are advised to read the proxy statement-prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such proxy statement-prospectus will be filed with the Securities and Exchange Commission by Aristotle. Investors and security holders may obtain a free copy of the proxy statement-prospectus, when available, and other documents filed by Aristotle at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement-prospectus and such other documents may also be obtained from Aristotle by directing such request to The Aristotle Corporation, 27 Elm Street, New Haven, Connecticut 06510, Attn: Investor Relations, tel: (203) 867-4090.

Aristotle and Nasco and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Aristotle stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Aristotle and Nasco directors and executive officers have in the merger are available in the proxy statement-prospectus.